SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HERSHA HOSPITALITY TRUST
(Name of Issuer)

Class A Common Shares of Beneficial Interest, par value $0.04 per share
(Title of Class of Securities)

427825500
(CUSIP Number)

Marc Weingarten Eleazer Klein Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427825500	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON GRS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,319 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,319 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,319 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IA; CO

*The number of shares reported herein reflects the 1-for-4 reverse stock split effective on June 22, 2015, as described in Item 5.

CUSIP No. 427825500	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Michael A. Elrad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,319 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,319 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,319 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN; HC

*The number of shares reported herein reflects the 1-for-4 reverse stock split effective on June 22, 2015, as described in Item 5.

CUSIP No. 427825500	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Norman S. Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,319 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,319 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,319 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN; HC

*The number of shares reported herein reflects the 1-for-4 reverse stock split effective on June 22, 2015, as described in Item 5.

CUSIP No. 427825500	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Barry A. Malkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,808,319 Class A Common Shares of Beneficial Interest
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,808,319 Class A Common Shares of Beneficial Interest
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,808,319 Class A Common Shares of Beneficial Interest
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN; HC

*The number of shares reported herein reflects the 1-for-4 reverse stock split effective on June 22, 2015, as described in Item 5.

CUSIP No. 427825500	SCHEDULE 13D/A	Page 6 of 9 Pages

This Amendment No. 1 (“Amendment No.1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) with respect to the Class A Common Shares of Beneficial Interest, par value $0.04 per share (the "Common Shares"), of Hersha Hospitality Trust, a Maryland real estate investment trust (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 1, 3 and 5 as set forth below. This Amendment No. 1 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Shares of Beneficial Interest, par value $0.04 per share (the "Common Shares"), of Hersha Hospitality Trust (the "Issuer"), a Maryland real estate investment trust. The address of the Issuer's principal executive office is 44 Hersha Drive, Harrisburg, PA 17102.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $40,284,740 in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of investment funds in accounts managed by GRSLLC, and margin borrowings described in the following sentence. Such Common Shares are or may be held from time to time by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 427825500	SCHEDULE 13D/A	Page 7 of 9 Pages

(a) – (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 1,808,319 Common Shares, constituting approximately 3.7% of the Issuer's currently outstanding Common Shares. The percentages of Common Shares reported herein are based upon the 49,079,130 Common Shares outstanding as of April 27, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2015, as adjusted for the 1-for-4 reverse share split of the Common Shares that occurred on June 22, 2015, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2015.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

By virtue of their control of GRSLLC, Messrs. Elrad, Geller and Malkin may be deemed to have shared voting power or shared dispositive power with respect to all of the Common Shares as to which GRSLLC has voting power or dispositive power.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) July 15, 2015.

CUSIP No. 427825500	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2015

GRS ADVISORS, LLC

/s/ Michael A. Elrad
Name: Michael A. Elrad
Title: Executive Vice President

/s/ Michael A. Elrad
MIchael a. elrad

/s/ Norman S. Geller
Norman s. geller

/s/ Barry A. Malkin
Barry a. Malkin

CUSIP No. 427825500	SCHEDULE 13D/A	Page 9 of 9 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Shares effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

GRSLLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/26/2015	(515)	25.90
7/7/2015	(20,400)	27.71
7/10/2015	(100,000)	27.85
7/13/2015	(60,000)	27.96
7/15/2015	(762,455)	28.22